

07007127



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/29/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, Texas 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William D. Felder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 29, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2010

Signature

President & Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended June 29, 2007
With Report of Independent Certified Public Accountants

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc., (the "Company" a Delaware corporation and a subsidiary of SWS Group, Inc.) as of June 29, 2007, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Securities, Inc. as of June 29, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 22, 2007

717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Southwest Securities, Inc
(A Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 29, 2007

(dollars in thousands, except par and redemption values)

Assets		
Cash	$	4,550
Assets segregated for regulatory purposes		319,265
Receivable from brokers, dealers and clearing organizations		3,117,979
Receivable from clients		344,125
Securities owned, at market value		118,203
Securities purchased under agreements to resell		42,486
Fixed assets, at cost, less accumulated depreciation of $27,524		8,283
Goodwill		7,552
Other assets (including $928 due from affiliates)		26,045
Total assets	$	3,988,488
Liabilities and Stockholders' Equity		
Short-term borrowings	$	4,000
Payable to brokers, dealers, and clearing organizations		3,060,817
Payable to clients		581,418
Drafts payable		25,718
Securities sold, not yet purchased, at market value		63,470
Securities sold under agreements to repurchase		17,829
Accrued expenses and other liabilities (including $1,434 due to affiliates)		42,611
		3,795,863
Stockholders' equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; issued and outstanding 50 shares		1
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		32,389
Retained earnings		160,232
		192,625
Total liabilities and stockholders' equity	$	3,988,488

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 29, 2007

(dollars in thousands)

Revenues:	
Net revenues from clearing operations	$ 13,352
Commissions	67,838
Interest	207,697
Investment banking, advisory and administrative fees	37,706
Net gains on principal transactions	15,465
Other	12,571
Total revenue	354,629
Expenses:	
Commissions and other employee compensation	108,567
Interest	161,843
Occupancy, equipment and computer service costs	18,640
Communications	7,438
Floor brokerage and clearing organization charges	3,904
Advertising and promotional	2,213
Legal	1,076
Other	10,731
	314,412
Income before income tax expense	40,217
Income tax expense	14,601
Net income	$ 25,616

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Stockholders' Equity
Year Ended June 29, 2007

(dollars in thousands)	Series A Preferred Stock		Class A Voting Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 30, 2006	100	$ 2	2,820	$ 3	$ 32,438	$ 161,616	$ 194,059
Net income	-	-	-	-	-	25,616	25,616
Cash dividend paid to parent	-	-	-	-	-	(27,000)	(27,000)
Repurchase of preferred stock	(50)	(1)	-	-	(49)	-	(50)
Balance at June 29, 2007	50	$ 1	2,820	$ 3	$ 32,389	$ 160,232	$ 192,625

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 29, 2007

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	25,616
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		1,766
Depreciation and amortization		4,073
Provision for doubtful accounts		786
Loss on sale of fixed assets		131
Changes in operating assets and liabilities:		
Assets segregated for regulatory purposes		25,763
Brokers, dealers and clearing organizations accounts, net		(19,726)
Clients accounts, net		(8,433)
Securities owned		39,405
Securities purchased under agreements to resell		21,150
Other assets		(756)
Drafts payable		(3,426)
Securities sold, not yet purchased		(33,439)
Accrued expenses and other liabilities		(3,442)
Net cash provided by operating activities		49,468
Cash flows from investing activities:		
Proceeds from the sale of fixed assets		6
Cash paid for purchase of correspondent clients of Ameritrade		(2,382)
Purchase of fixed assets		(4,363)
Net cash used in investing activities		(6,739)
Cash flows from financing activities:		
Payment of cash dividend to Parent		(27,000)
Repurchase of preferred stock		(50)
Payments on short-term borrowings		(1,440,520)
Cash proceeds on short-term borrowings		1,414,020
Cash proceeds on securities sold under agreements to repurchase, net		10,110
Net cash used in financing activities		(43,440)
Net change in cash		(711)
Cash at beginning of year		5,261
Cash at end of year	$	4,550
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	159,888
Cash paid for taxes	$	13,360

The accompanying notes are an integral part of this financial statement.

(dollars in thousands, except par and redemption values)

1. Organization

Southwest Securities, Inc. ("Company"), a subsidiary of SWS Group, Inc. ("Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2007 ended on June 29, 2007.

Pursuant to the Securities and Exchange Commission's ("SEC") Rule 11(a) of the Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date, as if they had settled. Customers' securities and commodities transactions are reported on a *settlement date* basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture, equipment and leasehold improvements which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (3 to 14 years). Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Amortization
The Company has recorded a customer relationship intangible which is amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships.

Goodwill
The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets."* The Company performed its annual assessment of the fair value of goodwill during fiscal 2007 as required by SFAS No. 142, and based on the results of the assessment, the goodwill balance was not impaired.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through the Company's bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts. In addition, highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return.

(dollars in thousands, except par and redemption values)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At June 29, 2007, the Company had cash and accrued interest of approximately $319,265 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 pursuant to the Act.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 29, 2007, the Company had receivable from and payable to brokers, dealers and clearing organizations comprised of the following:

Receivable:	
Securities failed to deliver	$ 26,786
Securities borrowed	2,987,906
Correspondent broker/dealers	33,943
Clearing organizations	12,853
Other	56,491
	$ 3,117,979
Payable:	
Securities failed to receive	$ 52,907
Securities loaned	2,961,001
Correspondent broker/dealers	25,254
Other	21,655
	$ 3,060,817

(dollars in thousands, except par and redemption values)

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company has received collateral of approximately $2,987,905 under securities lending agreements, of which the Company has repledged approximately $2,939,853 at June 29, 2007.

Included in the receivable from brokers, dealers and clearing organizations is $236 from affiliates. Included in the payable to brokers, dealers and clearing organizations is $8,904 to affiliates.

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 pursuant to the Act, principally officers, directors and related accounts), which aggregated approximately $3,203 and $512, respectively, at June 29, 2007. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 29, 2007, the Company has approximately $414,673 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $20,855 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $503,532 at June 29, 2007. During fiscal year 2007, the interest rates paid on these balances ranged from 3.9% to 4.2%. While the Company pays interest on these funds at varying rates, the rate paid at June 29, 2007 was 4.2%. The weighted average interest rate paid during fiscal 2007 was 4.1%.

The Company maintains an allowance for doubtful accounts of $231 which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 29, 2007, all unsecured customer receivables had been provided for in this allowance.

(dollars in thousands, except par and redemption values)

6. Securities Owned and Securities Sold, not yet Purchased

At June 29, 2007, securities owned and securities sold, not yet purchased, both of which are carried at market value, included the following:

Securities owned:		
U.S. Government and Government agency obligations	$	27,444
Municipal obligations		20,471
Corporate equity securities		16,377
Corporate obligations		45,391
Other		8,520
	$	118,203
Securities sold, not yet purchased:		
U.S. Government and Government agency obligations	$	49,581
Corporate equity securities		1,070
Corporate obligations		12,726
Other		93
	$	63,470

Certain of the above securities have been pledged to secure short-term borrowings or as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $4,130 at June 29, 2007.

NYSE / Archipelago The Company has been a member of the NYSE since 1972 owning one seat carried at a cost of $230. Upon the merger of the NYSE and Archipelago Holdings, L.L.C. ("Archipelago") in March 2006, the Company surrendered its seat for the right to receive from the new entity, NYSE Euronext, Inc. ("NYSE Euro"), $300 in cash and 80,177 restricted shares of NYSE Euro common stock (NYX), par value $0.01 per share.

The Company also had an investment in 23,721 shares of Archipelago recorded at its cost of zero. Upon the merger, each outstanding share of Archipelago common stock was converted into one share of NYX stock.

Also, in lieu of a seat, the Company has an annual trading license. This license allows the Company continued physical and electronic access to the NYSE trading facilities following the close of the merger.

The 80,177 NYX shares received from the merger were restricted shares. These restrictions prohibit any "direct or indirect assignment, sale, exchange, transfer, tender or other disposition of NYX stock." The restrictions on the shares lapse based on a three year vesting schedule with restrictions lapsing on one-third of the restricted shares annually. The restriction on 26,727 shares

(dollars in thousands, except par and redemption values)

of stock was lifted as of March 7, 2007. On June 7, 2007 NYSE Euro announced an early release of the restriction on an additional 26,725 shares. As of June 29, 2007, 26,725 shares are still restricted. There are no restrictions on the 23,721 shares from our investment in Archipelago upon conversion to NYX stock.

The remaining restricted 26,725 NYX shares have been discounted at an overall rate of 7.3% of the market price of NYX stock at June 29, 2007. The discount rate was determined based on the length of time of the restrictions, expected rate of return for this type of investment and the relative amount of restricted NYX stock versus fully tradable stock.

As of June 29, 2007, our total investment, 103,898 of NYX shares, was valued at $7,209.

7. Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreement to resell ("reverse repurchase agreements") are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. At June 29, 2007, the Company held reverse repurchase agreements totaling $42,486, collateralized by U.S. Government and Government agency obligations with a market value of approximately $42,572.

8. Intangible Assets

On March 22, 2006, the Company entered into an agreement with TD Ameritrade Holding Corporation, ("Ameritrade") to transfer 15 correspondent clients to the Company. This transaction closed in July 2006, with 12 of the 15 correspondents agreeing to transfer to the Company's clearing platform. The purchase price was based on the estimated value of the transferred correspondents. $2,400 of the maximum agreed upon purchase price of $5,800 was paid upon closing with the remainder to be paid on the one year anniversary of the closing date. Ameritrade received 78% of the remaining amount, $3,400, in July 2007. As the agreed upon ticket volumes were not met, the second payment was pro-rated by the ticket volumes achieved compared to the agreed upon ticket volume. As a result of this transaction, the Company has recorded a customer relationship intangible of $5,000. The customer relationship intangible is amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. The Company has recognized approximately $849 of amortization expense in fiscal 2007. The intangible is included in Other Assets on the Statement of Financial Condition.

9. Short-Term Borrowings

The Company has credit arrangements with commercial banks, which include broker loan lines up to $275,000 at June 29, 2007 to finance securities owned, securities held for correspondent broker/dealer accounts, and receivables in customers' margin accounts. The lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (5.25% at June 29, 2007). At June 29,

(dollars in thousands, except par and redemption values)

2007, the amount outstanding under these secured arrangements was $4,000, which was collateralized by securities held for firm accounts valued at $38,849.

Additionally, the Company has an irrevocable letter of credit agreement aggregating $48,000 at June 29, 2007, pledged to support its open option positions with an options clearing organization. The letter of credit bears interest at the broker call rate, if drawn, and is renewable semi-annually. This letter of credit is fully collateralized by marketable securities held in customers' and noncustomers' margin accounts with values of approximately $66,381 at June 29, 2007.

The Company has unsecured letters of credit agreements aggregating $250 at June 29, 2007, pledged to support its open positions with securities clearing organizations. The unsecured letters of credit bear a 1% commitment fee and are renewable semi-annually.

In addition, the Company has an unsecured line of credit aggregating $10,000 that is due on demand and bears interest at rates indexed to the federal funds rate. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under the unsecured letters of credit at the time of borrowing. At June 29, 2007, the total amount available for borrowing was $9,750. There was no amount outstanding on this unsecured line of credit other than the $250 under unsecured letters of credit at June 29, 2007.

10. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at June 29, 2007 was $17,829.

11. Income Taxes

Income tax expense for the fiscal year ended June 29, 2007, (effective rate of 36.3%) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	14,076
Tax-exempt interest		(573)
Non-deductible meals and entertainment expenses		218
Other, net		880
	$	14,601

(dollars in thousands, except par and redemption values)

Income taxes as set forth in the statement of operations consist of the following components:

Current		
Federal	$	11,394
State		1,441
		12,835
Deferred		
Federal	$	2,001
State		(235)
		1,766
Total income tax expense	$	14,601

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 29, 2007 are presented below:

Deferred tax assets:		
Accrued expenses	$	3,029
Fixed assets		73
Other		776
Total gross deferred tax asset		3,878
Deferred tax liabilities		(463)
Net deferred tax asset included in other assets	$	3,415

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

The current income tax receivable at June 29, 2007 was $1,014.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 pursuant to the Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 pursuant to the Act. At June 29, 2007, the Company had net capital of approximately $133,002 which is approximately $124,195 in excess of its minimum net capital requirement of approximately $8,807 at that date. Additionally, Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 29, 2007, the Company had net capital of approximately $110,986 in excess of 5% of aggregate debit items.

(dollars in thousands, except par and redemption values)

13. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing SWSFS trades. The amount of fees received by the Company for clearing trades for this entity was approximately $908 during fiscal year 2007. The Company also provides accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing agreement. Additionally, the Company collects all revenues and pays all expenses on behalf of SWSFS.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

The company received insurance fees from an affiliate of $3,590 for the fiscal year ended June 29, 2007.

14. Employee Benefits

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There were profit sharing contributions of $1,173 for the year ended June 29, 2007. The 401(k) portion of the plan began in January 2000, and the Company provides a match of up to 4% of eligible compensation. The Company's matching contributions vest immediately and the expense totaled approximately $2,137 for the year ended June 29, 2007.

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). The Restricted Stock Plan allows for awards of up to 750,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan is fully vested after three years from the date of grant. For the year ended June 29, 2007, the Parent has recognized compensation expense of approximately $1,334 for all restricted stock granted to the Company's employees.

15. Commitments and Contingencies

The Company leases its offices and certain equipment under noncancelable operating lease agreements. Rental expense relating to the facilities and equipment leases for fiscal year 2007 aggregated approximately $6,463.

(dollars in thousands, except par and redemption values)

At June 29, 2007 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2008	$	2,952
2009		2,464
2010		1,691
2011		1,293
2012		785
Thereafter		858
	$	10,043

Through its participation in underwritings, both corporate and municipal, the Company could expose itself to material risk since the possibility exists that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. Total liabilities on open underwritings at June 29, 2007 were $389. Open underwritings are generally scheduled to be settled within the next 60 days and are expected to have no material adverse effect on the financial statements.

In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $532 for such claims.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of an exchange and multiple clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchange and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

16. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. All positions are collateralized by U.S. Government or U.S. Government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

(dollars in thousands, except par and redemption values)

17. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

18. PAIB Reserve Requirements

The Company performs calculations of Proprietary Accounts of Introducing Brokers ("PAIB") reserve requirements. At June 29, 2007, the Company did not have a PAIB reserve requirement and has no amount on deposit.

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

(dollars in thousands)

Total stockholders' equity from statement of financial condition		$ 192,625
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		192,625
Deductions and /or charges:		
Receivable from affiliates	$ (928)	
Fixed assets, net	(8,283)	
Other nonallowable assets	(36,976)	
Aged fails to deliver	(542)	
Aged short security differences	(79)	
Other deductions and/or charges	(1,855)	(48,663)
Net capital before haircuts on securities positions		143,962
Haircuts on securities positions		(10,960)
Net Capital		133,002
Net capital requirement:		
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($440,321 x 2% = $8,807) or $1,000		8,807
Excess net capital		$ 124,195
Net capital in excess of the greater of 5% of aggregate debit items or $1,200		$ 110,986

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 29, 2007 and filed with the Financial Industry Regulatory Authority on July 20, 2007 and as amended on August 21, 2007.

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

(dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	608,453
Monies borrowed collateralized by securities carried for the accounts of customers		303
Monies payable against customers' securities loaned		21,148
Customers' securities failed to receive		40,604
Credit balances in firm accounts which are attributable to principal sales to customers		5,645
Market value of short securities and credits in all suspense accounts over 7 calendar days		107
Transfers in excess of 40 calendar days		198
Other		47,861
Total credits		724,319
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		340,923
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		34,043
Failed to deliver of customers' securities not older than 30 calendar days		18,422
Margin required and on deposit with the Options Clearing Corporation for all option contracts with or purchased in customer accounts		46,933
Total debits		440,321
Less 3% haircut		(13,209)
Total debits		427,112
Excess of total credits over total debits	$	297,207
Reserve requirement at June 29, 2007:		
Amount of securities held in "Reserve Bank Accounts" at June 29, 2007	$	319,265
Withdrawal made within required time frames of qualified securities		(6,800)
Amount of securities held in "Reserve Bank Accounts"	$	312,465

Note: The above computation does not differ materially from the computation of special reserve requirement prepared by the Company as of June 29, 2007 and filed with the Financial Industry Regulatory Authority on July 20, 2007 and as amended on August 21, 2007.

Southwest Securities, Inc.

(A Subsidiary of SWS Group, Inc.)

Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

State the market valuation and the number of items of:

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of June 29, 2007 for which instructions to reduce to possession or control had been issued as of June 29, 2007 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

   (dollars in thousands)

Number of items		24
Market value	$	379

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 29, 2007 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

   (dollars in thousands)

Number of items		-
Market value	$	-

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of
Southwest Securities, Inc.

In planning and performing our audit of the financial statements of Southwest Securities, Inc. (the "Company" and a subsidiary of SWS Group, Inc.), as of and for the year ended June 29, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

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ant Thornton LLP
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The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 29, 2007, to meet the Commissions' objectives.

Grant Thornton

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the New York Stock Exchange, the National Futures Association and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 22, 2007

END